

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 11, 2016

William P. Matt
Chief Financial Officer
Popeyes Louisiana Kitchen, Inc.
400 Perimeter Center Terrace
Suite 1000
Atlanta, GA 30346

> **Re: Popeyes Louisiana Kitchen, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2015**
> **Filed February 23, 2016**
> **File No. 000-32369**

Dear Mr. Matt:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure